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                                   EXHIBIT 3.4

RESOLVED, that Section 5 of Article II of the Amended and Restated Bylaws of the Corporation be and hereby is amended and restated to read as follows:

         Section 5.  Special Meetings.

         Unless otherwise prescribed by statute or by the Certificate of Incorporation, special meetings of the stockholders may be called for any purpose or purposes, by the president or by the board of directors, and shall also be called by the Secretary of the Corporation at the request in writing of the holders of, in the aggregate, not less than 10% of the outstanding shares of the Corporation entitled to vote at such meeting. Such request shall state the purpose or purposes of the proposed meeting.


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